SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 16, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 16, 2022 regarding “Ericsson appoints Scott Dresser as Chief Legal Officer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 16, 2022

PRESS RELEASE March 16, 2022

Ericsson appoints Scott Dresser as Chief Legal Officer

•	Effective as of March 21, 2022

•	Member of Ericsson’s Executive Team, reporting to CEO

Ericsson (NASDAQ: ERIC) today announced the appointment of Scott Dresser to the company’s Executive Team as Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs & Compliance. Scott will join Ericsson on 21 March 2022 and be based in the US. Scott replaces Xavier Dedullen.

Ericsson President and CEO, Börje Ekholm said: “I warmly welcome Scott to Ericsson. He brings a wealth of global experience spanning our sector and beyond. Scott joins us at a critical time and will play a key role working with me, our Board and the rest of our team as we continue to grow and strengthen the company. We demand that our business be conducted responsibly and with integrity across its value chain. Scott’s experience driving positive change will be invaluable as Ericsson expands its business and continues its cultural transformation, enhancing its governance, compliance, and controls.”

Commenting on his appointment, Scott Dresser said: “Ericsson is a global leader that plays an essential role in advancing the future of communications. I am excited to be joining and look forward to working with Börje and the entire organization to execute the strategy while focusing on operating with the highest standards of corporate governance and compliance.”

With a legal career spanning more than three decades, Dresser joins Ericsson from Veon, where he has served for eight years as the company’s General Counsel. Prior to Veon, Scott held senior leadership positions with Virgin Media, White Mountains Capital and Conservation International. He began his career in New York in private practice with law firms Lord Day & Lord and Morgan Lewis where he specialized in corporate law, governance, and mergers and acquisitions. Scott is a US citizen.

Appointed Chief Legal Officer and Secretary to the Board of Directors in April 2018, Xavier Dedullen has played an important role during the turn-around of the company’s business and helped to establish firmer foundations for the legal, compliance, and corporate investigation functions. He will leave the role effective 20 March, 2022 but remain with Ericsson for a transition period.

Börje Ekholm continued: “I want to thank Xavier sincerely for his commitment and support over the past four years. During his tenure, we have taken important strides in several strategic areas including our compliance program. Xavier leaves with our gratitude and I wish him well in all future endeavors.”

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PRESS RELEASE March 16, 2022

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About Ericsson Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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